Kalmin Corp.

Alberdi 1045

Caacupe, Paraguay, South America

February 16, 2017

Jay E. Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:      Kalmin Corp.

            Pre-effective Amendments 3 to Registration Statement on Form S-1

            Filed February 1, 2017

            File No. 333-215207

Dear Mr. Ingram:

This letter sets forth the responses of Kalmin Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of February 15, 2017.

Because company’s headquarter and assets are located outside the United States, investors may experience difficulties in attempting to effect service of process and to enforce judgments..., page 10

1.     Refer to comment 1 in our January 30, 2017 letter. The disclosure in this risk factor continues to be unclear. It appears that the phrase “and to enforce in the United States judgments obtained in Paraguay courts against us based on the civil liability provisions of the United States securities laws” should read “or to enforce a judgment obtained in the United States against us or our officer and director, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.” Additionally, the statement “As well, any judgment obtained in the United States against us may be enforceable in the United States” is inconsistent with the preceding phrase, as revised, and should be removed. Please revise or advise.

RESPONSE: The risk factor was revised in accordance to the Staff’s comment.

Sincerely,

/s/ Jose Galarza

Mr. Jose Galarza

President, Treasurer, Secretary, and Director

Kalmin Corp.

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